Exhibit 99.4

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada
CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Board of Directors of Bank of Montreal
We consent to the inclusion in this annual report on Form 40-F of:
(i)
our auditors’ report dated December 7, 2010 on the Consolidated Balance Sheets of Bank of Montreal (the “Bank”) as at October 31, 2010 and 2009, and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2010;

(ii)	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated December 7, 2010; and

(iii)	our Auditors’ Report dated December 7, 2010 on the Bank’s internal control over financial reporting as of October 31, 2010 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2010.
We also consent to the incorporation by reference of such reports in the following Registration Statements of the Bank:
1.	Registration Statement — Form F-3 — File No. 333-148054

2.	Registration Statement — Form F-3 — File No. 33-96354

3.	Registration Statement — Form S-8 — File No. 333-113096

4.	Registration Statement — Form S-8 — File No. 333-14260

5.	Registration Statement — Form S-8 — File No. 33-92112
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 7, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.